November 20, 2018

Mark M. Chloupek
Executive Vice President, Secretary and General Counsel
CorePoint Lodging Inc.
909 Hidden Ridge, Suite 600
Irving, TX 75038

       Re: CorePoint Lodging Inc.
           Draft Registration Statement on Form S-11
           Submitted November 13, 2018
           CIK No. 0001707178

Dear Mr. Chloupek:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Rahul K. Patel, Staff Attorney, at (202) 551-3799 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate and
                                                             Commodities